Paris, March 1, 2005

•	Strong growth of 18.2% in 2004 adjusted[1] proforma[1] EPS to 3.89 euros per share
•	Rapid integration, synergies on target
•	R&D portfolio of 128 products of which 48 in phase II and phase III

The 2004 consolidated financial statements are presented in appendix 3.The date of first-time consolidation of Aventis in the sanofi-aventis financial statements is August 20, 2004. In 2004, sanofi-aventis made a consolidated net loss of 3,610 million euros, compared with net income of 2,076 million euros in 2003. 2004 consolidated income includes Aventis figures for only 4 months and 10 days and is impacted by the application of fair value acquisition accounting to the deal and by restructuring costs, for a total amount of 7,175 million euros, of which 5,046 millions euros for purchased In-Process Aventis R&D charges.

To give a better representation of the business performance of the Group, it has been decided to publish and explain adjusted proforma statements of income for 2004 and 2003, which exclude material impacts arising from the accounting treatment of the transaction as well as restructuring charges.

YEAR ENDED DECEMBER 31, 2004:

•	Adjusted proforma net sales: 25,418 million euros, up 4.6% (10% on a comparable basis1)
•	Adjusted proforma developed sales[1]: 28,529 million euros, up 12.3% on a comparable basis
•	12.5% growth in adjusted proforma operating profit, 2.2 points improvement in proforma operating margin
•	17.9% growth in adjusted proforma net income, to 5,247 million euros
•	2004 pre-tax synergies of 220 million euros, versus the 160 million euros announced when the offer was launched
•	18.2% rise in adjusted proforma EPS to 3.89 euros, against 3.29 euros for 2003

OUTLOOK FOR 2005:

Barring major adverse events, sanofi-aventis expects:

•	2005 comparable-basis net sales growth ahead of world pharmaceuticals market growth
•

Growth of adjusted full-year EPS in line with the rate achieved in 2004 at an average of 1.25 dollars to the euro. Sensitivity to fluctuations in the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent fluctuation.

Sanofi-aventis confirms cumulative pre-tax synergies of 960 million euros at end 2005 and 1,600 million euros at end 2006.

_________________________

1see appendices:

Appendix 1: Explanatory Notes

Appendix 2:  French GAAP adjusted proforma statement of income (unaudited)

Appendix 3: 2004 French GAAP consolidated financial statements (audited)

Appendix 4: Reconciliation of proforma statement of income to adjusted proforma statement of income for 2003 and 2004 (French GAAP, unaudited)

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The main event of 2004 was the acquisition of Aventis by Sanofi-Synthélabo, which became sanofi-aventis on August 20, 2004.

As a result, financial data for the sanofi-aventis Group for the year ended December 31, 2004 are not directly comparable with published historical data. In order to give a better representation of our business performance, we have decided to publish and explain our financial data in the form of proforma (unaudited) financial statements.

We also believe that the concept of “adjusted net income” (unaudited) will give investors a better understanding of the operational performance of the new entity.

The terms “proforma statement of income” and “adjusted net income” are defined in Appendix 1. An adjusted proforma statement of income is provided in Appendix 2. The reconciliations of the proforma statement of income to the adjusted proforma statement of income, are provided in Appendices 4.

Comments on adjusted proforma statement of income (unaudited)

Unless otherwise indicated, the terms used in this press release are on an adjusted proforma basis (unaudited).

In 2004, sanofi-aventis generated net sales of 25,418 million euros, an increase of 10.0% on a comparable basis2. Currency fluctuations had an unfavorable impact of 4.1 points, more than two-thirds of which was due to the fall in the US dollar. Changes in Group structure (comprising products divested by Aventis in 2003 and the first half of 2004) had an unfavorable impact of 1.3 point. After taking these items into account, net sales growth came to 4.6%.

Gross profit came to 19,376 million euros, 4.7% higher than in 2003. Gross margin ratio to sales was stable at 76.2%. The higher burden of pharmaceutical contributions in Europe was offset by increased net royalty income on Plavix® and Avapro® and a favorable product mix.

Research and development expenses were 2.6% lower than in 2003 at 3,961 million euros, representing 15.6% of net sales. The main reason was the lower level of milestone payments in 2004 (in 2003, milestone payments were made to Proskelia, Immunogen, Regeneron, etc).

Selling and general expenses amounted to 7,678 million euros, 2.2% higher than in 2003. This limited growth reflects the sharp cut back in recruitment implemented by both groups as soon as the deal was announced in early 2004.

Other operating income and expense, which comprises transfers of profits in respect of joint operations with Bristol-Myers Squibb, our share of profits from the Actonel alliance with Procter & Gamble, and our share of profits generated by our other alliances, represented net income of 426 million euros, compared with 324 million euros in 2003.

As regards the alliance with Bristol-Myers Squibb, our share of profits generated by Plavix® and Avapro® in North America, the territory managed by Bristol-Myers Squibb, amounted to 581 million euros (against 436 million euros in 2003). Conversely, profits passed on to Bristol-Myers Squibb in respect of the territory managed by sanofi-aventis came to 257 million euros, compared to 173 million euros in 2003.

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2See Appendix 1

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Operating profit, including the 220 million synergies achieved in 2004, amounted to 8,163 million euros, 12.5% higher than in 2003. Operating margin advanced by 2.2 points to 32.1%.

Net financial expense was 599 million euros, compared with 633 million euros in 2003 (note that the acquisition debt is positioned on January 1, 2003, in accordance with the principles of the proforma financial statements). This improvement was mainly due to a reduction in the level of debt as a result of cash flow generated in the year and to lower interest rates, partly offset by the write-down to market value of investments in companies such as Rhodia, Genta and Millenium (total write-down of 76 million euros, against 2 million euros in 2003).

Exceptional items showed a net gain of 29 million euros in 2004, against a net loss of 41 million euros in 2003. The 2004 figure includes 420 million euros of gains on disposals (2003: 428 million euros), Aventis bid defense costs of 156 million euros, the cost of restructuring programs initiated by Aventis prior to the acquisition (140 million euros, versus 218 million euros in 2003), and costs relating to divested activities of 63 million euros (221 million euros in 2003).

Income taxes were 2,355 million euros, compared with 1,813 millions in 2003. The effective tax rate was 31.5% in 2004, compared with 28.1% in 2003, when the rate reflected the impact of favorable exceptional items in Aventis accounts.

The contribution from equity investees represented net income of 176 million euros, against a net loss of 151 million euros in 2003.

In 2004, this line mainly comprised the Group’s share in the profits of joint ventures with Merck & Co in vaccines in Europe (Sanofi Pasteur MSD) and in animal health (Merial), and of Wacker (chemicals) and Yves Rocher.

The negative contribution from equity investees in 2003 was due partly to the losses of Rhodia (equity-accounted until May 2, 2003), and partly to losses associated with Dystar (investment sold in 2004) and Wacker.

Net income came to 5,247 million, 17.9% higher than in 2003.

Earnings per share (EPS) was 3.89 euros, 18.2% up on the 2003 figure (3.29 euros), based on a total of 1,347,480,482 shares in 2004 (1,352,146,319 in 2003).

Net debt

At end December 2004, the Group had net debt of 14.2 billion euros, compared with 2.4 billion euros at end 2003 (2003 position calculated on the basis of the consolidated balance sheet of each of the two groups, after including quasi-equity instruments in debt, and after excluding treasury shares held for the purpose of stock option plans and listed equity investments from liquid assets). The Group’s net debt at end 2004 includes the impact of the cash outflow of 15.9 billion euros3 for the cash portion of the offer for Aventis. The net debt to equity ratio stood at 39.8% at December 31, 2004.

The Group confirms that it expects to repay the acquisition debt within 5 years from the closing of the deal.

_________________________

3Including dividend payment to Aventis shareholders (645 million euros), buyout of share warrants and transaction costs

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2004 dividend

The Board of Directors, at its meeting of February 28, 2005, decided to request a General Meeting of Shareholders to be held on May 31, 2005 to approve a dividend of 1.20 euros per share, an increase of 17.6% on the 2003 dividend of 1.02 euros. Based on adjusted proforma earnings per share, this represents a payout of 30.8%.

The dividend will be paid on June 7, 2005.

Integration

The integration process is progressing more rapidly than initially expected. The commitment of the Group’s employees to the project has been the key factor in this success.

The decision has been taken to merge headquarters operations in each subsidiary and country; management teams are now in place, and sales forces are fully integrated and operational.

The successful integration of the Research and Development teams has enabled us to carry out a full review of the portfolio, leading to the selection of 128 compounds, including 20 vaccines. 48 projects are in phase II and phase III, 29 compounds are in phase I, and 51 projects are at the pre-clinical stage.

Impact of IFRS

Adjusted proforma net income under IFRS (unaudited) is 5,025 million euros, 222 million euros less than French GAAP adjusted proforma net income (5,247 million euros). This difference is mainly due to the recognition of stock option plans as an expense (240 million euros) and the elimination of goodwill amortization (9 million euros).

Adjusted proforma EPS under IFRS (unaudited) comes to 3.77 euros, compared with French GAAP adjusted proforma EPS of 3.89 euros.

As indicated when we published our 2004 net sales on January 26, 2005, we will present and explain information about the impact of the transition to IFRS on the 2004 consolidated financial statements in a conference call on April 14, 2005.

The outlook for 2005 adjusted EPS growth is the same under French GAAP as under IFRS.

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APPENDICES:

Appendix 1: Explanatory Notes

Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of proforma net sales on a reported basis for 2003 to pro forma net sales on a comparable basis for 2003

Millions of euros	2003
Proforma net sales for 2003 on reported basis	24,296
Impact of changes in Group structure	-289
Impact of exchange rates	-897
Proforma net sales for 2003 on comparable basis	23,110

Developed sales: When we refer to “developed sales” of a product, we mean consolidated net sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and are not included in our consolidated net sales (with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan) and with Fujisawa on Stilnox®/Myslee® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Reconciliation of 2004 proforma net sales to 2004 proforma developed sales

Millions of euros	2004	2003
2004 proforma net sales	25,418	23,110
Non-consolidated sales of Plavix®/Iscover® net of sales of product to Bristol-Myers Squibb	2,414	1,733
Non-consolidated sales of Aprovel®/Avapro®/Karvea® net of sales of product to Bristol-Myers Squibb	659	524
Non-consolidated sales of Stilnox®/IMysleer® net of sales of product to Fujisawa	38	35
2004 proforma developed sales	28,529	25,402

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The proforma statement of income is provided for comparative purposes. It is presented as though the offer for Aventis, and the other transactions described below, had occurred on January 1, 2003. It was prepared on the basis of the following principles:

•	No impact on the statement of income from the revaluation of inventories or the expensing of acquired research
•	Elimination of the impact of Arixtra, Fraxiparine and Campto in terms of both contribution to profits and gain on divestment
•	Elimination of Aventis Behring, divested at the start of 2004

Adjusted net income is defined as accounting net income (under French GAAP) adjusted for material impacts arising from (i) the use of fair value acquisition accounting for the Aventis transaction and (ii) restructuring costs associated with the transaction. Sanofi-aventis believes that eliminating these impacts from net income gives a better representation of the business performance of the new Group.

Material impacts arising from the use of fair value acquisition accounting are as follows:

•	Exceptional charge related to the acquisition of research and development in progress
•	Charge related to the revaluation of Aventis inventories, net of tax
•	Amortization/impairment charges generated by the revaluation of Aventis intangible assets, net of tax
•	Amortization charge for the goodwill arising on the acquisition

Sanofi-aventis excludes from adjusted net income the restructuring cost associated with the transaction.

Millions of euros	2004 audited consolidated financial statements	2004 unaudited proforma financial statements	2004 unaudited adjusted proforma	2003 unaudited adjusted proforma
Net sales	15,043	25,418	25,418	24,296
Operating profit	(305)	8,163	8,163	7,254
Net income	(3,610)	1,706	5,247	4,451
Basic EPS	(3.91)	1.27	3.89	3.29

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Appendix 2:  French GAAP adjusted proforma statement of income (unaudited)

The adjusted proforma statement of income is derived from the proforma statement of income as presented in Appendix 4

Millions of euros	2004 statement of income	As % of net sales	2003 statement of income	As % of net sales	% change
Net sales	25,418	100%	24,296	100%	+4.6%
Cost of goods sold	-6,042	23.8%	-5,783	23.8%	+4.5%
Gross profit	19,376	76.2%	18,513	76.2%	+4.7%
Research and development expenses	-3,961	15.6%	-4,068	16.7%	-2.6%
Selling and general expenses	-7,678	30.2%	-7,515	30.9%	+2.2%
Other operating income/(expense), net	426	-	324	-	+31.5%
Operating profit	8,163	32.1%	7,254	29.9%	+12.5%
Intangibles – amortization and impairment	-110	-	-124	-	-11.3%
Financial income/(expense), net	-599	-	-633	-	-5.4%
Exceptional items	29	-	-41	-	-
Pre-tax income	7,483	29.4%	6,456	26.6%	+15.9%
Income taxes	-2,355	-	-1,813	-	-
Tax rate	31.5%	-	28.1%	-	-
Income/(loss) from equity investees, net	176	-	-151	-	-
Goodwill amortization	-9	-	-8	-	-
Minority interests	-48	-	-33	-	-
Net income	5,247	20.6%	4,451	18.3%	+17.9%
Average number of shares outstanding	1,347,480,482	-	1,352,146,319	-	-
Earnings per share (in euros)	3.89	-	3.29	-	+18.2%

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Appendix 3: 2004 French GAAP consolidated financial statements (audited)

Sanofi-aventis statements of income (French GAAP)

Millions of euros	2004	2003
Net sales	15,043	8,048
Cost of goods sold	-3,753	-1,428
Gross profit	11,290	6,620
Research and development expenses	-7,455	-1,316
Selling and general expenses	-4,500	-2,477
Other operating income/(expense), net	360	248
Operating profit	-305	3,075
Intangibles – amortization and impairment	-1,563	-129
Financial income/(expense), net	25	155
Exceptional items	-402	24
Income taxes	-819	-1,058
Income/(loss) from equity investees, net	-261	20
Goodwill amortization	-292	-8
Minority interests	7	-3
Net income	-3,610	2,076
EPS	-3.91	2.95

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Reconciliation of 2004 consolidated statements of income to 2004 adjusted consolidated statements of income (French GAAP)

Millions of euros	2004
Consolidated net income	-3,610
Less :Significant purchase accounting treatments linked to Aventis acquisition :
-Elimination of one time charge for purchased In-Process R&D	+5,046
- Elimination of the charge from the workdown of purchased inventory that was written–up to fair value, net of tax	+342
- Elimination of the charge related to the amortization of Aventis goodwill	+283
- Elimination of the charge related to the amortization of Aventis intangible assets, net of tax	+786
- Elimination of the charge linked to Aventis acquisition on equity investees (purchased In-Process R&D, workdown of purchased inventory, amortization of intangible assets and goodwill)	+356
-Elimination of restructuring charge net of tax	+362
Adjusted consolidated net income	3,565
Adjusted consolidated earning per share (in euros)	3.86

Sanofi-aventis simplified consolidated balance sheets (French GAAP)

Millions of euros
ASSETS	Dec 31, 04	Dec 31, 03	LIABILITIES & EQUITY	Dec 31, 04	Dec 31, 03
Total fixed assets: Intangible assets Property, plant & equipment Investments & other	62,305 53,075 5,886 3,344	2,712 1,021 1,449 242	Shareholders’ equity	35,574	6,323
			Other equity instruments	16	-
			Minority interests	359	18
Deferred taxes	1,925	472	Long-term debt	8,638	53
			Other long-term liabilities	5,768	754
Inventories, accounts receivable, etc	10,035	3,187	Deferred taxes	11,395	9
			Accounts payable & other current liabilities	7,617	2,277
Cash, short-term investments and deposits	2,490	3,378	Short-term debt	7,388	315
Total ASSETS	76,755	9,749	Total LIABILITIES & EQUITY	76,755	9,749

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Appendix 4: Reconciliation of proforma statement of income to adjusted proforma statement of income for 2003 and 2004 (French GAAP, unaudited)

The adjustments made to the proforma financial statements reflect the elimination of material impacts of the application of fair value acquisition accounting to the deal (3,179 million euros net of deferred taxes, and with no cash impact for the Group) and of restructuring costs (362 million euros net of tax), i.e. a total impact of 3,541 million euros.

Reconciliation of 2004 proforma statement of income to 2004 adjusted proforma statement of income (French GAAP, unaudited):

Millions of euros	2004 proforma	Adjustments	2004 adjusted proforma
Net sales	25,418	-	25,418
Cost of goods sold	-6,042	-	-6,042
Gross profit	19,376	-	19,376
Research and development expenses	-3,961	-	-3,961
Selling and general expenses	-7,678	-	-7,678
Other operating income/(expense), net	426	-	426
Operating profit	8,163	-	8,163
Intangibles – amortization and impairment	-3,950	(a) 3,840	-110
Financial income/(expense), net	-599	-	-599
Exceptional items	-528	(b) 557	29
Pre-tax income	3,086	4397	7,483
Income taxes	-614	(c) -1,741	-2,355
Effective tax rate			31.5%
Income/(loss) from equity investees, net	88	(d) 88	176
Goodwill amortization	-826	(e) 817	-9
Minority interests	-28	(f) -20	-48
Net income	1,706	3,541	5,247
Average number of shares outstanding			1,347,480,482
Adjusted earnings per share (in euros)			3.89

The detail of material impacts on the 2004 proforma statement of income arising from the application of fair value acquisition accounting to the Aventis deal and of restructuring costs are as follows:

•	(a) An amortization charge of 3,840 million euros against intangible assets. This adjustment has no cash impact on the Group.

•	(b) A pre-tax restructuring charge of 557 million euros recorded as an exceptional item.

•	(c) The tax impact comprises:

1)	Deferred taxes of 1,546 million euros generated by the amortization charge of 3,840 million euros taken against intangible assets. This adjustment has no cash impact on the Group.
2)	A tax effect of 195 million related to the 557 million restructuring charge recorded as an exceptional item.

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•

(d) The impact on income from equity investees comprises an amortization charge against intangible assets and a goodwill amortization charge, amounting to a total of 88 million euros. This adjustment has no cash impact on the Group.

•	(e) A goodwill amortization charge of 817 million euros. This adjustment has no cash impact on the Group.

•	(f) The impact on minority interests comprises an amortization/impairment charge of 20 million euros against intangible assets. This adjustment has no cash impact on the Group.

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Reconciliation of 2003 proforma statement of income to 2003 adjusted proforma statement of income (French GAAP, unaudited):

Millions of euros	2003 proforma	Adjustments	2003 adjusted proforma
Net sales	24,296	-	24,296
Cost of goods sold	-5,783	-	-5,783
Gross profit	18,513	-	18,513
Research and development expenses	-4,068	-	-4,068
Selling and general expenses	-7,515	-	-7,515
Other operating income/(expense), net	324	-	324
Operating profit	7,254	-	7,254
Intangibles – amortization and impairment	-4,171	4,047	-124
Financial income/(expense), net	-633	-	-633
Exceptional items	-41		-41
Pre-tax income	2,409	4,047	6,456
Income taxes	-296	-1,517	-1,813
Effective tax rate			28.1%
Income/(loss) from equity investees, net	-239	88	-151
Goodwill amortization	-864	856	-8
Minority interests	-33	-	-33
Net income	977	3,474	4,451
Average number of shares outstanding			1,352,146,319
Adjusted earnings per share (in euros)			3.29

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REMINDER

Paris: March 1st

- 9:00 AM CET Jean-Francois Dehecq, Chairman and CEO will present the 2004 results to financial analysts, investors and journalists on Tuesday March 1st, 2005 at 9:00 AM CET at the Hotel George V (31 avenue George V, 75008 Paris). The presentation and the question and answer session will be conducted in French with simultaneous English translation. The presentation will be webcast live in English and in French (see address below).

- 3:00 PM CET Webcast & Conference Call in English on 2004 Results (see address below). Questions will only be accepted via telephone.

Conference dial-in number:	+ 33 (0) 1 55 17 41 48	France
	+ 44 (0) 20 7784 1018	UK
	+ 1 718 354 1171	USA

Webcast address:	http://www.sanofi-aventis.com

Replay number:	+ 33 (0) 1 70 70 82 10	France	3248284#
(Accessible until March 15, 05)	+ 44 (0) 20 7984 7578	UK	3248284#
	+ 1 718 354 1112	USA	3248284#

New York: March 21st

Mr. Dehecq will present the 2004 Results on March 21 in New York at the St. Regis Hotel (2 East 55th St. at 5th Avenue) at 12:30 PM EST.

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions.  Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include our ability to continue to expand our presence profitably in the United States; the success of our research and development programs; our ability to protect our intellectual property rights; the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and Europe; trends in the exchange rate and interest rate environment; as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis and Aventis, including under the captions “Forward-Looking Statements” and “Risk Factors” in sanofi-aventis’s annual report on Form 20-F for the year ended December 31, 2003 and under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Aventis’s annual report on Form 20-F for the year ended December 31, 2003.  These forward-looking statements speak only as of the date they are made. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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